

11016944




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Advisor Group, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

440 Emerson Street North, Suite 4
_____
(No. and Street)

Cambridge	MN	55008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy Fuller   (763) 552-6047

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
_____
(Name – if individual, state last, first, middle name)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Dorothy Fuller_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Advanced Advisor Group, LLC_____ , as of _____December 31_____ , 20__10___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

GAIL OLSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2015

_____
CFO)
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)

TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

We have audited the accompanying statements of financial condition of Advanced Advisor Group, LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Advisor Group, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 9, 2011



an independent member of
BAKER TILLY
INTERNATIONAL

Page 1

ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
CASH AND CASH EQUIVALENTS	$ 136,384	$ 119,457
MARKETABLE SECURITIES	-	6,369
COMMISSIONS RECEIVABLE	164,375	158,544
PREPAID INSURANCE	2,374	1,583
EQUIPMENT, NET	4,272	6,164
TOTAL ASSETS	$ 307,405	$ 292,117

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

	2010	2009
Accounts payable	$ 1,432	$ 1,586
Accrued commissions	110,103	107,918
Related party payables	61,507	58,076
TOTAL LIABILITIES	173,042	167,580
MEMBER'S EQUITY	134,363	124,537
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 307,405	$ 292,117

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES	$ 2,356,556	$ 2,217,859
EXPENSES		
Agent commissions	2,117,152	1,987,624
Other administrative expenses	230,276	247,316
TOTAL EXPENSES	2,347,428	2,234,940
INCOME (LOSS) FROM OPERATIONS	9,128	(17,081)
OTHER INCOME	698	2,431
NET INCOME (LOSS)	$ 9,826	$ (14,650)

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2010 and 2009

BALANCE, December 31, 2008	$	139,187
2009 net loss		(14,650)
BALANCE, December 31, 2009		124,537
2010 net income		9,826
BALANCE, December 31, 2010	$	134,363

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 9,826	$ (14,650)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	1,892	1,893
Loss (gain) on marketable securities	78	(1,421)
Changes in operating assets and liabilities:		
Commissions receivable	(5,831)	(39,302)
Prepaid insurance	(791)	1
Accounts payable	(154)	882
Accrued commissions	2,185	17,926
Related party payables	3,431	9,406
Net Cash Flows from Operating Activities	10,636	(25,265)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received from maturity of marketable securities	6,291	-
Net Cash Flows from Investing Activities	6,291	-
Net Change in Cash and Cash Equivalents	16,927	(25,265)
CASH AND CASH EQUIVALENTS - Beginning of Year	119,457	144,722
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 136,384	$ 119,457

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Advanced Advisor Group, LLC (the Company), is a Minnesota-based LLC with an infinite life that conducts business using a k(1) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in October 2006. The Company does not and may not acquire, hold or trade securities inventory. It acts solely as a broker of mainly variable annuities, mutual funds and 529 accounts.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Marketable Securities

Marketable securities consist of index funds. The index funds are reported at fair value with all losses included in other income (expense) on the statements of operations.

Marketable securities	Aggregate fair value	Cost	Gross losses
December 31, 2010	$ -	$ -	$ (78)
December 31, 2009	$ 6,369	$ 10,000	$ (3,631)

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2010 and 2009.

Depreciation and Amortization

Property and equipment are recorded at cost and depreciation using the straight-line method over estimated useful lives of five years. Maintenance, repairs and minor renewals are expensed when incurred. Depreciation expense was $1,892 and $1,893 for the years ended December 31, 2010 and 2009.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected to be taxed as a partnership under provisions of the Internal Revenue Code and comparable Minnesota income tax law. Under these provisions, the Company's results of operations are reported on the individual tax returns of the Company's sole member. Therefore, no provision or liability for income taxes is reflected in the Company's financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - Summary of Significant Accounting Policies (cont.)

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2007. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2010 and 2009, the net capital ratio was 1.37 to 1.0 and 1.44 to 1.0 and net capital was $126,545 and $116,524, which was $115,010 and $105,353 in excess of its minimum requirement of $11,535 and $11,171.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2010 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the k(1) exemption.

NOTE 3 - Related Parties

The Company has an agreement with Educators Financial Services (EFS), which is not a registered company, to pay a percentage of shared expenses. EFS is related by common ownership. Shared expenses include office rent, office supplies and a percentage of salaries. Shared expenses incurred by the Company were $131,289 and $153,088 for the years ended December 31, 2010 and 2009. Shared expenses due to EFS were $757 and $221 at December 31, 2010 and 2009 and are included in related party payables. The Company has an agreement to pay commissions to EFS based on commissions earned. Commissions paid to EFS for the years ended December 31, 2010 and 2009 were $734,825 and $683,661. Commissions due to EFS were $50,848 and $51,224 at December 31, 2010 and 2009 and are included in related party payables.

The Company has an agreement to pay commissions to Financial Resources (FR), a company related by common ownership, based on commissions earned. Commissions paid to FR for the years ended December 31, 2010 and 2009 were $91,909 and $89,104. Commissions due to FR were $9,902 and $6,631 at December 31, 2010 and 2009 and are included in related party payables.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 - Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company values and records all investment securities transactions on a trade date basis. Securities listed on a national or regional securities exchange are valued at their last reported sales price on the last business day of the period. Securities which are not traded on a major exchange or for which no sale was reported on that date are valued at the average of their last quoted "bid" price and "asked" price. Short positions are valued at the last quoted "asked" price. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company determines fair value based on quoted market prices in active markets for identical assets and liabilities.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through February 9, 2011, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Total member's equity	$	134,363
Deductions and/or charges:		
Commissions receivable		1,172
Prepaid insurance		2,374
Equipment, net		4,272
Total non-allowable assets		7,818
Net capital before haircuts on securities positions		126,545
Haircuts on securities positions		-
Net capital	$	126,545

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (net of liabilities related to non-allowable commissions receivable)	$	173,042

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%)	$	11,535
Excess net capital at 1,500 percent	$	115,010
Excess net capital at 1,000 percent	$	109,241
Ratio: Aggregate indebtedness to net capital		1.37 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2010	$	126,545
Rounding		-
Net capital per above	$	126,545



BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Advanced Advisor Group, LLC (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties.   We consider this item to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 9, 2011

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

Cambridge, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2010 and 2009

ADVANCED ADVISOR GROUP, LLC

Cambridge, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2010

ADVANCED ADVISOR GROUP, LLC

TABLE OF CONTENTS



BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Advanced Advisor Group, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



an independent member of
BAKER TILLY
INTERNATIONAL

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 9, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067313   FINRA   DEC
ADVANCED ADVISOR GROUP LLC   17*17
440 EMERSON ST N STE 4
CAMBRIDGE MN 55008-1320

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __5891__

   B. Less payment made with SIPC-6 filed (exclude interest) (__1334__)
   __7|26|10__
   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) __4557__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ __4557__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 2,357,254

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

78

Total additions

_____

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_____

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

INTEREST INCOME

776

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$_____

Enter the greater of line (i) or (ii)

Total deductions

776

1. SIPC Net Operating Revenues

$ 2,356,556

e. General Assessment @ .0025

$ 5891

(to page 1, line 2.A.)

4